Exhibit 99.1

AMENDMENT NO. 1 TO
MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Amendment No. 1 to Membership Interest Purchase Agreement (this “Amendment”), dated as of July 20, 2018, is by and between DHX SSP Holdings LLC, a Delaware limited liability company (“Seller”), DHX Media Ltd., a corporation organized under the Laws of Canada (“DHX”) and GoNoGo Inc., a Delaware corporation (“Purchaser”), as successor by assignment from Sony Music Entertainment (Japan) Inc., a corporation organized under the Laws of Japan (“SMEJ”), and amends that certain Membership Interest Purchase Agreement, made and entered into as of May 13, 2018, by and among Seller, SMEJ and, solely for purposes of Section 3.3 thereof, DHX (the “Purchase Agreement”). Capitalized terms used but not defined in this Amendment shall have the meanings respectively ascribed thereto in the Purchase Agreement.

WHEREAS, the parties hereto desire to acknowledge that, pursuant to Section 10.5 of the Purchase Agreement, SMEJ has assigned its rights under the Purchase Agreement to Purchaser;

WHEREAS, the parties hereto further desire to amend the Purchase Agreement as set forth herein, including to reflect that the Base Purchase Price shall be $178,000,000;

WHEREAS, pursuant to Section 10.6 of the Purchase Agreement, the Purchase Agreement may be amended prior to the Closing by an instrument in writing executed by the parties thereto; and

WHEREAS, each of the parties hereto has authorized, approved and adopted this Amendment by all requisite action.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.       Amendment to Definition of “Base Purchase Price”. The definition of “Base Purchase Price” set forth in Section 1.1 of the Purchase Agreement is hereby amended by deleting such definition in its entirety and by inserting in lieu thereof the following:

“‘Base Purchase Price’ shall mean $178,000,000.”

2.       Amendment to Definition of “Newco”. The definition of “Newco” set forth in Section 1.1 of the Purchase Agreement is hereby amended by deleting the reference therein to “PH Holdings LLC” and replacing it with “DHX PH Holdings LLC”.

3.       Acknowledgement of Assignment. The parties hereto acknowledge and agree that SMEJ has duly assigned its rights, interests and obligations under the Purchase Agreement to Purchaser, in accordance with and subject to the terms of Section 10.5 of the Purchase Agreement.

4.       Effect on Purchase Agreement. As expressly amended by this Amendment, the Purchase Agreement shall continue in full force and effect in accordance with the terms, provisions and conditions thereof as in effect on the date hereof. As used in the Purchase Agreement, the terms “herein,” “hereto,” “hereof,” “hereby,” “hereinafter,” “this Agreement” and words of similar import shall, unless the context otherwise requires, refer to the Purchase Agreement as amended by this Amendment.

5.       Effectiveness. This Amendment shall become effective upon its execution and delivery by each of the parties hereto.

6       General Provisions. The provisions of Article X of the Purchase Agreement shall apply to this Amendment, mutatis mutandis, and to the Purchase Agreement as amended by this Amendment, taken together as a single agreement incorporating the terms of this Amendment.

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IN WITNESS WHEREOF, the parties have executed and delivered, or caused to be executed and delivered by their respective officers thereunto duly authorized, this Amendment No. 1 to Membership Interest Purchase Agreement.

DHX SSP HOLDINGS LLC

By:	signed “Mark Gosine”
Name:	Mark Gosine
Title:	Manager

DHX MEDIA LTD.

By:	signed “Michael Donovan”
Name:	Michael Donovan
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed and delivered, or caused to be executed and delivered by their respective officers thereunto duly authorized, this Amendment No. 1 to Membership Interest Purchase Agreement.

GONOGO INC.

By:	signed “Toshihiro Konno”
Name:	Toshihiro Konno
Title:	President

ACKNOWLEDGED AND AGREED:

SONY MUSIC ENTERTAINMENT (JAPAN) INC.

By:	signed “Michinori Mizuno”
Name:	Michinori Mizuno
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Membership Interest Purchase Agreement]